VIA EDGAR December 31, 2015 Mr. Nicholas P. Panos Special Senior Counsel U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Re:	Microsemi Corporation Registration Statement filed on Form S-4 File No. 333-208568 Filed: December 16, 2015 Schedule TO-T File No. 5-44213 Filed December 16, 2015

Dear Mr. Panos:

On behalf of our clients, Microsemi Corporation (“Microsemi”) and Lois Acquisition Corp. (“Offeror”), we are providing their responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 29, 2015, with respect to the filings referenced above.

This letter, Amendment No.1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-208568) (the “Registration Statement” or the “S-4”), and Amendment No. 1 to the Tender Offer Statement on Schedule TO (File No. 5-44213), are being filed electronically via the EDGAR system today.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by Microsemi’s and Offeror’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of Amendment No. 1, unless otherwise indicated.

Form S-4

Cover Page | Calculation of Filing Fee

1. Advise us why the text of footnote three in the fee table references Securities Act Rule 457(c) and the extent to which any portion of the filing fee was computed pursuant to such rule provision. Refer to: SEC Release Nos. 33-6617 / 34-2278, January 17, 1986 and titled, “Filing Fees for Certain Proxy and Information Filings Tender Offers, Mergers and Similar Transactions;” available in the Federal Register at citation 51 FR 2472.

Response: Microsemi and Offeror advise the Staff that the filing fee was computed pursuant to Rule 457(f) under the Securities Act of 1933. The reference to Rule 457(c) was included in footnote three in the fee table because Rule 457(f) refers to Rule 457(c). However, in response to the Staff’s comment, Microsemi and Offeror have revised footnote three in the fee table in Amendment No. 1 as follows:

“(3)	The amount of the filing fee, calculated in accordance with ~~Rule 457(c) and~~ Rule 457(f) under the Securities Act, equals 0.0001007 multiplied by the proposed maximum offering price.”

Conditions to the Offer, page 116

2.   The disclosure indicates that offer conditions may be asserted regardless of the circumstances giving rise to such condition, “subject to [ ] the rules and regulations of the SEC…” Note that the cited language did not make reference to the Securities Exchange Act of 1934 in general or §14(e) in particular. To the extent that the Offeror or Microsemi, as described in your disclosure, reserve the right to trigger the occurrence of an offer condition through their own action or inaction, the offer could be viewed as illusory and inconsistent with §14(e).

Please remove the implication that the Offeror and Micosemi believe that circumstances do exist in which their own action or inaction could be responsible for triggering the availability of an offer condition that could be asserted to terminate the offer lawfully, or advise.

Response: In response to the Staff’s comment, Microsemi and Offeror have revised the first, second and third paragraphs and the last sentence of the second to last paragraph under “Conditions to the Offer” on pages 117 and 118, as follows:

“The obligations of Microsemi and the Offeror to accept for payment or, subject to the Securities Exchange Act of 1934 (including without limitation Section 14(e) thereof) and any applicable rules and regulations of the SEC, pay for…”

“The obligations of Microsemi and the Offeror to accept for payment or, subject to the Securities Exchange Act of 1934 (including without limitation Section 14(e) thereof) and any applicable rules and regulations of the SEC, pay for…”

“Furthermore, the obligations of Microsemi and the Offeror to accept for payment or, subject to the Securities Exchange Act of 1934 (including without limitation Section 14(e) thereof) and any applicable rules and regulations of the SEC, pay for…”

“The offer conditions are for the sole benefit of the Offeror and Microsemi and subject to the terms of the merger agreement, the Securities Exchange Act of 1934 (including without limitation Section 14(e) thereof) and rules and regulations of the SEC, may be asserted by the Offeror or Microsemi prior to the expiration of the offer ~~regardless of the circumstances giving rise to any such condition~~ or may be waived by the Offeror or Microsemi (other than the minimum condition, which may not be waived) prior to the expiration of the offer ~~in whole or in part at any time and from time to time in their sole discretion~~.”

3.   We noticed the disclosure that effectively treats each offer condition as a right that “shall be deemed an ongoing right that may be asserted at any time.” This language suggests that tender offer conditions may be asserted following offer expiration. With the narrow exception of an offer condition dependent upon the receipt of a government approval, offer conditions may not survive offer expiration and remain consistent with the application of the tender offer regulatory provisions under the federal securities laws. Please revise the cited disclosure to remove the implication that all of the offer conditions may be asserted on a post-expiration basis.

Response: In response to the Staff’s comment, Microsemi and Offeror have revised the sixth paragraph under "Extension, Termination and Amendment of Offer" on page 86 and the second to last paragraph and the last paragraph under “Conditions to the Offer” on page 118, as follows:

“The Offeror expressly reserves the right, prior to the expiration of the offer,...”

“The Offeror reserves the right, prior to the expiration of the offer, to amend or waive any of the above conditions (other than the minimum condition, which may not be amended or waived)…”

“The failure by Microsemi or the Offeror ~~at any time~~ prior to the expiration of the offer to exercise its rights not to consummate the offer shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right ~~shall be deemed an ongoing right that~~ may be asserted ~~at any time~~ prior to the expiration of the offer.”

4.   We noticed the disclosure in the last paragraph on page 117 relating to the failure to exercise any of the rights described. This language implies that if a condition is triggered but not yet asserted, ongoing failure to assert will not result in forfeiture of the right to assert the condition at a later time. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, this decision may be viewed as being tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the offer may need to be amended and recirculated. Please confirm Offeror’s and Microsemi’s understanding of the requirement to amend the tender offer for material changes in this context.

Response: Microsemi and Offeror hereby confirm their understanding of the requirement to amend the tender offer for material changes in this context, as described in the Staff’s comment above.

Schedule TO-T | Item 10. Financial Statements

5.   We noticed that the disclosure under this heading suggests that information located beneath the Form S-4 title “Where to Obtain Additional Information” had to be incorporated by reference into the Schedule TO in order to fulfill a disclosure obligation. Under Instruction 6 to Item 10 of Schedule TO, however, a summary of such financial information must be published in the offering document and provided in accordance with Item 1010(c) of Regulation M-A to the extent so incorporated. As the summary disclosures within the Form S-4 appear incomplete for this purpose, please revise to provide complete summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 10 of Schedule TO. The ratio of earnings to fixed charges must be calculated and disclosed even if not ordinarily prepared. For more guidance, see Interpretation I.H.7, accessible via the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm

Response: Microsemi and Offeror have revised Amendment No. 1 to include the complete summary financial information that complies with Item 1010(c) of Regulation M-A on pages 14, 16, 18 and 19.

Schedule TO-T | Exhibit 99.(A)(5)(J)

6.   The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to forward-looking statements made in connection with a tender offer. Please include an amended disclosure to remove the implication that any of the statements made in connection with this tender offer are eligible for the safe harbor protections offered by that Act.

Response: In response to the Staff’s comment, Microsemi and Offeror have re-filed Exhibits 99.(A)(5)(J) and 99.(A)(5)(H) to delete the disclosure concerning the Private Securities Litigation Reform Act of 1995, thereby removing the implication that the statements in this tender offer are eligible for the safe harbor protections offered by that Act.

* * *

If you have any questions, please do not hesitate to contact the undersigned at (650) 566-2536 or pscrivano@omm.com or Angola Russell at (212) 326-2086 or arussell@omm.com.

Very truly yours,

/s/ Paul S. Scrivano
Paul S. Scrivano

cc:	Warren T. Lazarow, Esq., O’Melveny & Myers LLP David Goren, Microsemi Corporation